UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2009	Commission File Number: 001-08481
BCE Inc.
(Translation of registrant’s name into English)
1 Carrefour Alexander-Graham-Bell, Building A-8 Verdun, Québec, H3E 3B3
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
Date: February 27, 2009	By:	/s/ Siim A. Vanaselja
Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

Form: 12 | Issuer Name: BCE Inc.	Stock Symbol: TSX/NYSE: BCE

1.	Securities Sought — State the following:
a)	Class(es) of securities subject to the NCIB: Common Shares

b)	Total number of securities:
i)	issued and outstanding: 807,049,958 (as of December 5, 2008)

ii)	if applicable, in the total public float : N/A
c)	Percentage of securities that may be purchased under the NCIB:
i)	% of issued and outstanding (maximum 5%): 40,352,497

ii)	% of the public float, as the case may be (maximum 10%): N/A
d)	Maximum number of securities that may be acquired under the NCIB: 40,352,497

e)	Number of securities the issuer intends to acquire under the NCIB: 40,000,000

f)	Is the issuer an investment fund: No
i)	If the answer is NO, the average daily trading volume for six months prior to date hereof: 6,389,124
g)	Does the issuer have a class of restricted securities: No

If the answer is YES:
i)	describe the voting rights of all equity securities: N/A

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A
h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Yes
2.	Duration — State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (i.e. May 1, 2004 to April 30, 2005): December 23, 2008 to December 22, 2009

3.	Method of Acquisition — State the following:
a)	whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made: Purchases will be effected through TSX and/or the NYSE or by such other means as may be permitted by the TSX.

b)	whether purchase and payment for the securities will be made by the issuer in

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 16, 2008)	© 2008, TSX Group Inc.

Form: 12 | Issuer Name: BCE Inc.	Stock Symbol: BCE

     accordance with the requirements of TSX: Yes
c)	whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: Yes, plus brokerage fees. As described under item 3(d), in the event that BCE acquires Common Shares by other means as may be permitted by the TSX and/or the NYSE, such as pre-arranged crosses, exempt offers and private agreements, the purchase price of the Common Shares may be different than the market price of the Common Shares at the time of the acquisition. All of the Common Shares purchased will be cancelled.

d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: Yes. Purchases will be made by other means as may be permitted by the TSX and/or the NYSE, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by a securities regulatory authority and block purchases in accordance with section 629(l)7 Part VI of the TSX Company Manual.
4.	Consideration Offered — State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.: None.

5.	Reasons for the NCIB — State the purpose or business reasons for the NCIB: BCE’s management and directors currently believe that the purchase by BCE of its shares represents an appropriate use of funds to increase shareholder value.

6.	Valuation — State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation: To the best of the knowledge of BCE’s directors and officers, after reasonable enquiry, there have not been any appraisals or valuations of BCE regarding BCE or its material assets or securities prepared within the two years preceding the date hereof.

7.	Previous Purchases — Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:
a)	method of acquisition: N/A

b)	the number of securities purchased: N/A

c)	the weighted average price paid per security: N/A
8.	Persons Acting Jointly or In Concert with the Issuer — Disclose the identity of any party acting jointly or in concert with the issuer: None.

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 16, 2008)	© 2008, TSX Group Inc.

Form: 12 | Issuer Name: BCE Inc.	Stock Symbol: BCE

9.	Acceptance by Insiders, Affiliates and Associates —
a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: None — see below.

b)	where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: Except as set out below, to the knowledge of the directors and senior officers of BCE, after reasonable enquiry, no director or senior officer of BCE and no associate of a director or senior officer of BCE or any person acting jointly or in concert with BCE has any present intention to sell Common Shares during the period of the Offer. However, sales of Common Shares through the facilities of the TSX and/or the NYSE or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. Certain directors and senior officers of BCE may exercise options to purchase Common Shares under the existing stock option plans of BCE and in turn sell Common Shares in open market transactions.
10.	Benefits from the NCIB — State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: None.

11.	Material Changes in the Affairs of the Issuer — Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: None.

12.	Participating Organization Information —

	Canada	U.S.
(a) Brokerage Firm:	RBC Dominion Securities Inc.	RBC Dominion Securities Inc.

(b) Name of registered representative:	Joanne Stewart, Paul Hand	Joanne Stewart, Paul Hand

(c) Address of brokerage firm:	Royal Bank Plaza 200 Bay Street, 2nd Floor, South Tower Toronto, Ontario M5J 2W7	Royal Bank Plaza 200 Bay Street, 2nd Floor, South Tower Toronto, Ontario M5J 2W7

(d) Fax number:	(416) 842-6100	(416) 842-6100

(e) Telephone number	(416) 842-5327	(416) 842-5327

13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: None.

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 16, 2008)	© 2008, TSX Group Inc.

Form: 12 | Issuer Name: BCE Inc.	Stock Symbol: BCE

14.	Certificate — The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

(signed) Siim A. Vanaselja

NAME	SIIM A. VANASELJA

TITLE	Executive Vice-President and
Chief Financial Officer

DATE	December 18, 2008

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 16, 2008)	© 2008, TSX Group Inc.